Exhibit 4.12

TENTH AMENDMENT TO CREDIT AGREEMENT

This TENTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is entered into as of March 6, 2013, by and among CAMPING WORLD, INC., a Kentucky corporation, CWI, INC., a Kentucky corporation (collectively, the “Borrowers” and each, individually a “Borrower”), the Guarantors (as defined in the hereinafter-defined Credit Agreement), the Lenders (as defined in the hereinafter-defined Credit Agreement) party hereto, and SUNTRUST BANK, as the administrative agent (the “Administrative Agent”).

W I T N E S S E T H:

WHEREAS, the Borrowers, the certain Subsidiaries of a Borrower party thereto as guarantors, the Issuing Bank, the Administrative Agent and the Lenders are parties to that certain Credit Agreement, dated as of March 1, 2010, as amended by that certain First Amendment to Credit Agreement, dated as of April 22, 2010, as further amended by that certain Second Amendment to Credit Agreement, dated as of May 3, 2010, as further amended by that certain Third Amendment to Credit Agreement, dated as of November 30, 2010, as further amended by that certain Fourth Amendment to Credit Agreement, dated as of December 30, 2010, as further amended by that certain Fifth Amendment to Credit Agreement, dated as of February 23, 2011, as further amended by that certain Sixth Amendment to Credit Agreement, dated as of September 12, 2011, as further amended by that certain Seventh Amendment to Credit Agreement, dated as of April 23, 2012, as further amended by that certain Eighth Amendment to Credit Agreement, dated as of May 15, 2012, and as further amended by that certain Ninth Amendment to Credit Agreement, dated as of July 23, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Credit Agreement), pursuant to which the Lenders have agreed to make the certain financial accommodations available to the Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, the Borrowers have requested that certain terms and conditions of the Credit Agreement be amended, and the Administrative Agent, the Lenders and, by their respective acknowledgment hereof, the Guarantors have agreed to the requested amendments on the terms and conditions provided herein.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             Amendments to Credit Agreement.

(a)           Section 1.1 of the Credit Agreement, Definitions, is hereby modified and amended by inserting the following new definition in appropriate alphabetical order:

““Excess Cash Flow” shall mean, without duplication, with respect to any applicable period of Camping World and its Subsidiaries, EBITDA plus (a) any cash common equity contribution to Camping World by the holders of Camping

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World’s Equity Interests made during such period, plus (b) proceeds received by the Borrower Parties or their Subsidiaries from asset sales (other than inventory sold in the ordinary course of business) otherwise permitted hereunder, minus (c) Capital Expenditures paid in cash during such period (excluding the portion thereof financed by Persons other than the Lenders), minus (d) Interest Expense paid in cash (excluding any original issue discount, interest paid in kind or amortized debt discount, to the extent included in determining Interest Expense), minus (e) scheduled and voluntary principal payments paid in respect of Funded Debt (other than repayments and prepayments of Revolving Loans outstanding under the Revolving Loan Commitment that do not reduce the Revolving Loan Commitment), plus or minus (as the case may be), (f) extraordinary gains or losses which are cash items not included in the calculation of Net Income, minus (g) income taxes paid in cash, minus (h) the amount of the Capital Availability Fee paid in cash during such period.

“Tenth Amendment Effective Date” shall mean March 6, 2013.

(b)           Section 1.1 of the Credit Agreement, Definitions, is hereby modified and amended by deleting the definitions of “Aggregate Commitment”, “Availability”, “Available Letter of Credit Amount”, “Borrowing Base”, “Interest Rate Margin”, “Letter of Credit Sublimit”, “Maturity Date” and “Revolving Loan Commitment” in their entirety and inserting the following in lieu thereof:

““Aggregate Commitment” shall mean the Revolving Loan Commitment.

“Availability” shall mean, as of any particular time, the lesser of (a) the sum of the Aggregate Commitment minus the Aggregate Revolving Credit Obligations and (b) the sum of the Borrowing Base minus the Aggregate Revolving Credit Obligations.

“Available Letter of Credit Amount” shall mean, as of any particular time, an amount equal to the lesser of (a) (i) the Letter of Credit Sublimit minus (ii) the aggregate amount of all Letter of Credit Obligations then outstanding and (b) the sum of the Borrowing Base minus the Aggregate Revolving Credit Obligations.

“Borrowing Base” shall mean, at any particular time, the sum of:

(a)           the lesser of (i) up to eighty-five percent (85%) of Eligible Trade Accounts and (ii) $4,000,000; plus

(b)           up to ninety percent (90%) of Eligible Credit Card Accounts; plus

(c)           up to eighty-five percent (85%) of the NOLV of Eligible Landed Inventory; plus

(d)           the lesser of (i) up to eighty-five percent (85%) of the NOLV of Eligible In-Transit Inventory and (ii) $4,000,000; minus

(e)           the Availability Block; minus

(f)            the Reserves.

Notwithstanding anything to the contrary contained herein, Eligible Inventory constituting (a) slow-moving Inventory may account for not more than ten percent (10%) of the Borrowing Base and (b) Inventory that has been discontinued may account for not more than five percent (5%) of the Borrowing Base.

“Interest Rate Margin” shall mean 2.50%.

“Letter of Credit Sublimit” shall mean an amount equal to the lesser of (i) $10,000,000 and (ii) the Revolving Loan Commitment minus the Aggregate Revolving Credit Obligations (except for Letter of Credit Obligations outstanding under the Revolving Loan Commitment).

“Maturity Date” shall mean the earlier of (i) the date which is five years from the Tenth Amendment Effective Date, (ii) the date which is 180 days prior to the date of the maturity of the AGI Bonds (2016), except that this clause (ii) shall not apply if the AGI Bonds (2016) are (a) refinanced or exchanged for a security with a maturity date at least 180 days following the date set forth in the foregoing clause (i) or (b) discharged (through conversion to equity or otherwise) without incurring any replacement or refinanced Indebtedness, and (iii) the date which is 180 days prior to the maturity date of any notes issued to refinance or exchanged for the AGI Bonds (2016), or such earlier date as payment of the Loans shall be due (whether by acceleration or otherwise).

“Revolving Loan Commitment” shall mean the several obligations of the Lenders to advance the aggregate amount of up to $35,000,000 to Borrowers on or after the Agreement Date in accordance with their respective Revolving Commitment Ratios, and of which an amount up to the Letter of Credit Sublimit may be used by the Borrowers for Letters of Credit, in each case pursuant to the terms of this Agreement and as such amount may be reduced from time to time pursuant to the terms of this Agreement.”

(c)           Section 1.1 of the Credit Agreement, Definitions, is hereby modified and amended by deleting the definition of “Letter of Credit Commitment” in its entirety.

(d)           Section 2.5 of the Credit Agreement, Prepayment/Reduction of Revolving Loan Commitment, is hereby modified and amended by deleting subsection (b) in its entirety and the following is inserted in lieu thereof:

“(b) Borrowers shall have the right, at any time and from time to time after the Agreement Date and prior to the Maturity Date, upon at least ten (10) Business Days prior written notice to the Administrative Agent, without premium or penalty, to cancel or reduce permanently all or a portion of the Revolving Loan Commitment on a pro rata basis among the Lenders in accordance with their respective Revolving Commitment Ratios; provided, that (i) any such partial reduction shall be made in an amount not less than $1,000,000 and in integral multiples of $1,000,000 in excess thereof, and (ii) after giving effect to any partial reduction in the Revolving Loan Commitment, at least $8,000,000 of the Revolving Loan Commitment shall remain in place.  As of the date of cancellation or reduction set forth in such notice, the Revolving Loan Commitment shall be permanently canceled or reduced to the amount stated in Borrowers’ notice for all purposes herein, and Borrowers shall (x) pay to the

Administrative Agent for the account of the Lenders the amount necessary to repay in full the principal amount of the Revolving Loans, Swing Loans and Agent Advances or reduce the principal amount of the Revolving Loans, Swing Loans and Agent Advances then outstanding to not more than the amount of the Revolving Loan Commitment as so reduced, together with accrued interest on the amount so prepaid and the Unused Line Fee accrued through the date of the reduction with respect to the amount reduced or the date of cancellation, (y) reimburse the Administrative Agent and the Lenders for any loss or out-of-pocket expense incurred by any of them in connection with such payment as set forth in Section 2.9, and (z) if applicable, secure the Letter of Credit Obligations through the delivery of cash collateral in an amount equal to one hundred five percent (105%) of the Letter of Credit Obligations in excess of the Letter of Credit Sublimit (after giving effect to such reduction or cancellation).”

(e)           Section 2.15(a) of the Credit Agreement, Letters of Credit, is hereby modified and amended by deleting the first sentence “Subject to the terms and conditions of this Agreement, the Issuing Bank, on behalf of the Lenders, and in reliance on the agreements of the Lenders set forth in Section 2.15(c), hereby agrees to issue one or more Letters of Credit up to an aggregate face amount equal to the Letter of Credit Commitment plus the Letter of Credit Sublimit, but in no event in an outstanding face amount exceeding the Available Letter of Credit Amount with respect to the issuance of any individual Letter of Credit.” and the following is inserted in lieu thereof:

“Subject to the terms and conditions of this Agreement, the Issuing Bank, on behalf of the Lenders, and in reliance on the agreements of the Lenders set forth in Section 2.15(c), hereby agrees to issue one or more Letters of Credit up to an aggregate face amount equal to the Letter of Credit Sublimit, but in no event in shall any individual Letter of Credit be issued with an outstanding face amount exceeding the then Available Letter of Credit Amount.”

(f)            Section 2.15 of the Credit Agreement, Letters of Credit, is hereby modified and amended by deleting subsection (j) in its entirety.

(g)           Section 7.1 of the Credit Agreement, Monthly Financial Statements and Information, is hereby modified and amended by deleting subsection (b) in its entirety and the following is inserted in lieu thereof:

“(b)         Within (i) forty five (45) days after the last day of each of the first three fiscal quarter in each fiscal year of AGI and (ii) seventy five (75) days after the last day of the last fiscal quarter in each fiscal year of AGI, the balance sheet of AGI as at the end of such fiscal quarter, and the related statement of income and retained earnings and related statement of cash flows for such fiscal quarter and for the fiscal year to date period (starting with the Agreement Date) ended with the last day of such fiscal quarter, which financial statements shall be in form and substance satisfactory to the Administrative Agent and set forth in comparative form such figures as at the end of such quarter during the previous fiscal year and for such quarter during the previous fiscal year, all of which shall be on a consolidated and consolidating basis for AGI and its Subsidiaries and shall be certified by an Authorized Signatory of Camping World to be, in his or her opinion, complete and correct in all material respects and to present fairly in accordance with GAAP the financial position of AGI and its Subsidiaries, as at the end of such period and the result of operations for such period, and for the elapsed portion of the year (starting with the Agreement Date) ended with the last day of such period, subject only to normal year-end adjustments and lack of footnotes; provided, that during any period which AGI is a public reporting entity, the obligations in this clause (b) may be satisfied by furnishing copies of the applicable financial statements as filed with the SEC.

(h)           Section 8.8 of the Credit Agreement, Minimum EBITDA, is hereby modified and amended by deleting subsection (a) in its entirety and the following is inserted in lieu thereof:

“ (a)        The Borrower Parties shall not permit EBITDA, for the immediately preceding twelve (12) month period then ended, to be less than $12,000,000 as of the last day of each fiscal month for such twelve (12) month period. “

(i)            Section 8.9 of the Credit Agreement, Capital Expenditures, is hereby deleted in its entirety and the following is inserted in lieu thereof:

“Capital Expenditures. The Borrower Parties and their Subsidiaries shall not make or incur any Capital Expenditures during any fiscal quarter, unless (a) Excess Cash Flow as most recently reported in accordance with the following sentence was equal to or in excess of $0, or (b) to the extent Excess Cash Flow as most recently reported in accordance with the following sentence was less than $0, the Borrower Parties have received cash common equity contributions from the holders of Camping World’s Equity Interests during such quarter in an amount equal to or greater than the amount by which Excess Cash Flow was less than $0. For purposes herein, Excess Cash Flow shall be calculated and reported as of the end of each fiscal quarter, commencing on June 30, 2013. Such calculation shall be determined for the immediately preceding (a) six months for the calculation occurring on June 30, 2013, (b) nine months for the calculation occurring on September 30, 2013, and (c) twelve months for each calculation thereafter.”

(j)            Section 9.2 of the Credit Agreement, Remedies, is hereby modified and amended by deleting the phrase “and the Letter of Credit Commitment” from subsections (a)(i) and (b) therein.

(k)           Section 10.1 of the Credit Agreement, Appointment and Authorization, is hereby modified and amended by deleting the phrase “and, if applicable, the Letter of Credit Commitment” from the fourth line of such section.

(l)            Section 11.5 of the Credit Agreement, Assignment, is hereby modified and amended by deleting the phrase “and, if applicable, all or a portion of its portion of the Letter of Credit Commitment” from the third line of such subsection (b) therein.

(m)          Section 11.12 of the Credit Agreement, Amendments and Waivers, is hereby modified and amended by deleting the phrase “or the definition of Letter of Credit Commitment” from subsection (a)(i) therein.

(n)           Section 11.12 of the Credit Agreement, Amendments and Waivers, is hereby modified and amended by deleting the phrase “portion of the Letter of Credit Commitment,” from subsection (b) therein.

2.             No Other Amendments or Waivers.  Except in connection with the amendment set forth above, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders under the Credit Agreement or any of the other Loan Documents, nor constitute a waiver of any provision of the Credit Agreement or any of the other Loan Documents.  Except for the amendment set forth above, the text of the Credit Agreement and all other Loan Documents shall remain unchanged and in full force and effect and the Borrowers hereby ratify and confirm their respective obligations thereunder.  This Amendment shall not constitute a modification of the Credit Agreement or any of the other Loan Documents or a course of dealing with the Administrative Agent or the Lenders at variance with the Credit Agreement or the other Loan Documents such as to require further notice by the Administrative Agent or the Lenders to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in the future, except as expressly set forth herein.  The Borrowers acknowledge and expressly agree that the Administrative Agent and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Credit Agreement and the other Loan Documents, as amended herein.  The Borrowers have no knowledge of any challenge to the Administrative Agent’s or any Lender’s claims arising under the Loan Documents, or to the effectiveness of the Loan Documents.

3.             Conditions Precedent to Effectiveness.  This Amendment shall become effective as of the date hereof (subject to Section 4 below) when each of the following conditions has been met or duly waived by the Administrative Agent in writing:

(a)           The Administrative Agent shall have received, for its own account, a structuring fee in the amount of $250,000, which shall be fully earned and due and payable upon the earlier of (i) April 1, 2013 and (ii) the full execution and delivery of this Amendment.

(b)           After giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing or shall result from the consummation of the transactions contemplated herein;

(c)           After giving effect to this Amendment, all representations and warranties of the Borrower Parties set forth in the Credit Agreement and the other Loan Documents are true, correct and complete in all material respects as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date;

(d)           The Administrative Agent shall have received the counterparts of this Amendment duly executed by the Borrowers, the Guarantors, the Administrative Agent and the Lenders; and

(e)           The Administrative Agent shall have received an amendment to the Intercreditor Agreement, in form and substance reasonably satisfactory to the Administrative Agent, duly executed by the AGI Bonds (2016) Trustee, the Administrative Agent, AGI and the Borrower Parties.

4.             Reaffirmation of Obligations.  All Obligations owing by the Borrowers, together with all fees, costs, expenses and other charges now or hereafter payable by the Borrowers to the Administrative Agent and each Lender, are unconditionally owing by the Borrowers to the Administrative Agent and each Lender, jointly and severally, without offset, defense, withholding, counterclaim or deduction of any kind, nature or description whatsoever. The Borrowers hereby acknowledge that the Loan Documents to which it is a party and the Obligations constitute the valid and binding obligations of the Borrowers enforceable against the Borrowers in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity), and the Borrowers hereby reaffirm their obligations under the Loan Documents. Without limiting the generality of the foregoing, each Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement and the Loan Documents in each case effective as of the date hereof.

5.             Representations and Warranties of the Borrower Parties.  In consideration of the execution and delivery of this Amendment by the Administrative Agent and the Lenders, each Borrower Party hereby represents and warrants in favor of the Lender Group as follows:

(a)           each Borrower Party has the corporate power and authority (i) to enter into this Amendment and (ii) to do all acts and things as are required or contemplated hereunder to be done, observed and performed by such Borrower Party;

(b)           each Borrower Party has the power and has taken all necessary action, corporate or otherwise, to authorize it to execute, deliver, and perform this Amendment in accordance with the terms hereof and to consummate the transactions contemplated hereby;

(c)           each Borrower Party has obtained all Necessary Authorizations, and all such Necessary Authorizations are in full force and effect.  None of such Necessary Authorizations is the subject of any pending or, to the best of each Borrower Party’s knowledge, threatened attack or revocation, by the grantor of the Necessary Authorization.  No Borrower Party or any Subsidiary of a Borrower Party is required to obtain any additional Necessary Authorizations in connection with the execution, delivery, and performance of this Amendment or any other Loan Document, in accordance with their respective terms, or the consummation of the transactions contemplated hereby or thereby;

(d)           the execution, delivery, and performance of this Amendment in accordance with its terms and the consummation of the transactions contemplated hereby do not and will not (i) violate any Applicable Law, (ii) conflict with, result in a breach of, or constitute a default under, the certificate of incorporation or formation or by-laws, partnership agreement or operating agreement of any Borrower Party or under any material indenture, agreement, or other instrument to which any Borrower Party is a party or by which any Borrower Party or any of its properties may be bound, or (iii) result in or require the creation or imposition of any Lien upon or with any Borrower Party except Permitted Liens;

(e)                                  this Amendment has been duly executed and delivered by such Borrower Party, and is a legal, valid and binding obligation of such Borrower Party, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditor’s rights generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law);

(f)                                   no Default or Event of Default exists under the Credit Agreement or the other Loan Documents;

(g)                                  as of the date hereof, all representations and warranties of the Borrower Parties set forth in the Credit Agreement and the other Loan Documents are true, correct and complete in all material respects; and

(h)                                 the Loan Documents to which such Borrower Party is a party, including, without limitation, the Credit Agreement, constitute the legal, valid and binding obligations of such Borrower Party, enforceable in accordance with their respective terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditor’s rights generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

6.                                      Counterparts.  This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement.  In proving this Amendment in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.  Any signatures delivered by a party by facsimile transmission or by other electronic transmission shall be deemed an original signature hereto.

7.                                      Reference to and Effect on the Loan Documents.  Upon the effectiveness of this Amendment, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.

8.                                      Affirmation of Guaranty.  By executing this Amendment, each of the Guarantors hereby acknowledges, consents and agrees that all of its obligations and liabilities under the provisions of the Credit Agreement remain in full force and effect, and that the execution and delivery of this Amendment and any and all documents executed in connection therewith shall not alter, amend, reduce or modify its obligations and liability under the Credit Agreement or any of the other Loan Documents to which it is a party.  Without limiting the foregoing or any other provision of the Loan Documents, each Guarantor acknowledges and agrees that this Amendment extends the stated maturity date of certain Obligations under the Credit Agreement and may increase the principal amount of the Obligations and the interest, fees or other amounts that may accrue from time to time in respect thereof, and each Guarantor acknowledges and reaffirms their continuing, unconditional guaranty of the Obligations including, without limitation, as may be increased or extended pursuant to the terms of this Amendment.

9.                                      Release. In consideration for the accommodations provided pursuant to this Amendment, and acknowledging that the Administrative Agent and Lenders will be specifically relying on the following provisions as a material inducement in entering into this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Borrower Party hereby releases, remises and forever discharges the Administrative Agent and the Lenders and their respective agents, servants, employees, directors, officers, attorneys, accountants, consultants, affiliates, representatives, receivers, trustees, subsidiaries, predecessors, successors and assigns (collectively, the “Released Parties”) from any and all claims, damages, losses, demands, liabilities, obligations, actions and causes of action whatsoever (whether arising in contract or in tort, and whether at law or in equity), whether known or unknown, matured or contingent, liquidated or unliquidated, in any way arising from, in connection with, or in any way concerning or relating to the Credit Agreement, the other Loan Documents, and/or any dealings with any of the Released Parties in connection with the transactions contemplated by such documents or this Amendment prior to date hereof.  This release shall be and remain in full force and effect notwithstanding the discovery by each Borrower Party after the date hereof (a) of any new or additional claim against any Released Party, (b) of any new or additional facts in any way relating to the subject matter of this release, (c) that any fact relied upon by it was incorrect or (d) that any representation made by any Released Party was untrue or that any Released Party concealed any fact, circumstance or claim relevant to such Borrower’s execution of this release.

10.                               Costs, Expenses and Taxes.  The Borrowers agree, jointly and severally, to pay on demand all costs and expenses in connection with the preparation, execution, and delivery of this Amendment and the other instruments and documents to be delivered hereunder, including, without limitation, the fees and out-of-pocket expenses of counsel for the Administrative Agent with respect thereto and with respect to advising the Administrative Agent as to its rights and responsibilities hereunder and thereunder.  In addition, the Borrowers agree, jointly and severally, to pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Amendment and the other instruments and documents to be delivered hereunder, and agree to save the Administrative Agent and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

11.                               Section Titles.  The section titles contained in this Amendment are included for the sake of convenience only, shall be without substantive meaning or content of any kind whatsoever, and are not a part of the agreement between the parties.

12.                               Entire Agreement.  This Amendment and the other Loan Documents constitute the entire agreement and understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior negotiations, understandings and agreements between such parties with respect to such transactions.

13.                               Under Seal; Governing Law.  This Amendment is intended to take effect as sealed instruments and shall be construed in accordance with and governed by the laws of the State of Georgia, without regard to the conflict of laws principles thereof, except to the extent otherwise provided in the Loan Documents

14.                               Loan Document.  This Amendment shall be deemed to be a Loan Document for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the day and year first written above.

BORROWERS:	CAMPING WORLD, INC., a Kentucky corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

CWI, INC., a Kentucky corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

GUARANTORS:	CAMPING WORLD INSURANCE SERVICES OF KENTUCKY, INC., a Delaware corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

CAMPING WORLD INSURANCE SERVICES OF NEVADA, INC., a Nevada corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

CAMPING WORLD INSURANCE SERVICES OF TEXAS, INC., a Texas corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

CW MICHIGAN, INC., a Delaware corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

OUTDOOR BUYS, INC., a Kentucky corporation (formerly known as CAMPING REALTY, INC., a Kentucky corporation)

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

CAMPING WORLD CARD SERVICES, INC., an Ohio corporation

	By:	/s/ Brent Moody
	Name:	Brent Moody
	Title:	Chief Administrative Officer
and Executive Vice President

ADMINISTRATIVE AGENT AND LENDERS:

SUNTRUST BANK, as the Administrative Agent and a Lender

	By:	/s/ Angela Leake
	Name:	Angela Leake
	Title:	Director